                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
                                (AMENDMENT NO. 4)
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         BERKSHIRE REALTY COMPANY, INC.
                                (Name of Issuer)
            --------------------------------------------------------
                               BRI ACQUISITION LLC
                         BERKSHIRE REALTY HOLDINGS, L.P.
                         BERKSHIRE REALTY COMPANY, INC.
                                DOUGLAS S. KRUPP
                                  GEORGE KRUPP
                              APTCO GEN-PAR, L.L.C.
                             APTCO HOLDINGS, L.L.C.
                    BLACKSTONE REAL ESTATE PARTNERS III L.P.
               WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI

                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)
               --------------------------------------------------
                                   084710 10 2
                      (CUSIP Number of Class of Securities)
               --------------------------------------------------

SCOTT D. SPELFOGEL, ESQ.                  DOUGLAS S. KRUPP
BERKSHIRE REALTY COMPANY, INC.            BERKSHIRE REALTY HOLDINGS, L.P.
ONE BEACON STREET, SUITE 1550             ONE BEACON STREET, SUITE 1500
BOSTON, MASSACHUSETTS  02108              BOSTON, MASSACHUSETTS  02108
(617) 574-8385                            (617) 523-7722

          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

DAVID E. REDLICK, ESQ.                    JAMES M. DUBIN, ESQ.
KENNETH A. HOXSIE, ESQ.                   MICHELE R. JENKINSON, ESQ.
HALE AND DORR LLP                         PAUL, WEISS, RIFKIND, WHARTON &
60 STATE STREET                           GARRISON
BOSTON, MASSACHUSETTS 02109               1285 AVENUE OF THE AMERICAS
(617) 526-6000                            NEW YORK, NEW YORK 10019
                                          (212) 373-3000

ROBERT A. WEIBLE, ESQ.
SUZANNE K. HANSELMAN, ESQ.                GREGORY J. RESSA, ESQ.
BAKER & HOSTETLER LLP                     BRIAN M. STADLER, ESQ.
NATIONAL CITY CENTER                      SIMPSON THACHER & BARTLETT
SUITE 3200                                425 LEXINGTON AVENUE
1900 EAST 9TH STREET                      NEW YORK, NEW YORK  10017
CLEVELAND, OHIO  44114                    (212) 455-2000
(216) 621-0200

ANTHONY J. COLLETTA, ESQ.
GERALD D. SHEPHERD, ESQ.
SULLIVAN & CROMWELL
125 BROAD STREET
NEW YORK, NEW YORK  10004
(212) 558-4000

         This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

         Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
                                                             Amount of Filing
Transaction Valuation*                                       Fee
$538,009,982................................................ $107,602
--------------------------------------------------------------------------------

* This amount is based upon a merger involving the cancellation of 37,396,051 shares of Common Stock at $12.25 cash per share and 2,737,000 shares of Preferred Stock at $29.1956 per share. Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $107,602.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $107,299                           Filing Party:  Berkshire Realty Company, Inc.

Form or Registration No.:  Preliminary Schedule 14A          Date Filed:  June 23, 1999

                               Amendment No. 1 to
                               Preliminary Schedule 14A      Date Filed:  August 17, 1999

                               Amendment No. 2 to
                               Preliminary Schedule 14A      Date Filed:  August 30, 1999

         This Amendment No. 4 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 is being filed jointly by Berkshire Realty Holdings, L.P., a Delaware limited partnership (the "Parent"), BRI Acquisition, LLC, a Delaware limited liability company (the "Acquiror"), Berkshire Realty Company, Inc., a Delaware corporation (the "Company"), Douglas S. Krupp, Aptco Gen-Par, L.L.C., a Delaware limited liability company ("Berkshire GP"), Aptco Holdings, L.L.C., a Delaware limited liability company ("Berkshire LP"), George Krupp, Blackstone Real Estate Partners III L.P., a Delaware limited partnership, and Whitehall Street Real Estate Limited Partnership XI, a Delaware limited partnership, in connection with the proposed merger of the Acquiror with and into the Company or, alternatively, the merger of the Company with and into the Parent (either such structure is hereinafter referred to as the "Merger"), pursuant to an Agreement and Plan of Merger, dated as of April 13, 1999 (as amended, the "Merger Agreement"), by and among the Company, the Parent and the Acquiror. By filing this Schedule 13E-3, none of the joint signatories concedes that Rules 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the Merger or the other transactions contemplated by the Merger Agreement.

ITEM 16.          ADDITIONAL INFORMATION.

         Item 16 is hereby amended and supplemented as follows:

         At a special meeting of shareholders of the Company held on October 5, 1999, the shareholders of the Company approved and adopted the Merger in accordance with the Merger Agreement. The Merger was structured as the merger of the Company into the Parent and became effective on October 15, 1999 at 12:41 p.m. Boston time after the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. As a result of the Merger, the former shareholders of the Company are entitled to receive $12.25 per share in cash for each share of common stock and $28.75 (together with 115% of accrued dividends) in cash for each share of preferred stock.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

         Item 17 is hereby amended and supplemented as follows:

         99.19 Certificate of Merger filed with the Secretary of State of the State of Delaware on October 15, 1999.

         99.20 Joint press release of the Company and Acquiror dated October 15, 1999.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 15, 1999

                                   BRI ACQUISITION LLC

                                   By /s/ DOUGLAS S. KRUPP
                                      ------------------------------------------
                                      DOUGLAS S. KRUPP
                                      Authorized Signatory

                                   BERKSHIRE REALTY HOLDINGS, L.P.

                                   By /s/ DOUGLAS S. KRUPP
                                      ------------------------------------------
                                      DOUGLAS S. KRUPP
                                      Authorized Signatory

                                   BERKSHIRE REALTY COMPANY, INC.

                                   By  /s/ DAVID F. MARSHALL
                                      ------------------------------------------
                                      DAVID F. MARSHALL
                                      President and Chief Executive Officer

                                   APTCO GEN-PAR, L.L.C.

                                   By /s/ DOUGLAS S. KRUPP
                                      ------------------------------------------
                                      DOUGLAS S. KRUPP
                                      Authorized Signatory

                                   APTCO HOLDINGS, L.L.C.

                                   By /s/ DOUGLAS S. KRUPP
                                      ------------------------------------------
                                      DOUGLAS S. KRUPP
                                      Authorized Signatory

                                   DOUGLAS S. KRUPP

                                   /s/ DOUGLAS S. KRUPP
                                      ------------------------------------------

                                   GEORGE KRUPP

                                   /s/ DOUGLAS S. KRUPP
                                      ------------------------------------------
                                      DOUGLAS S. KRUPP, attorney-in-fact for
                                      George Krupp

                                   BLACKSTONE REAL ESTATE PARTNERS III L.P.

                                   By: BLACKSTONE REAL ESTATE
                                       ASSOCIATES III L.P., its general partner

                                   By: BLACKSTONE REAL ESTATE
                                       MANAGEMENT ASSOCIATES III L.P., its
                                       general partner

                                   By: BREA III, L.L.C., its general partner

                                       By /s/ CHAD PIKE
                                          ----------------------------------
                                          CHAD PIKE
                                          Vice President

                                   WHITEHALL STREET REAL ESTATE LIMITED
                                   PARTNERSHIP XI

                                   By: WH Advisors, L.L.C. XI, its general
                                       partner

                                       By /s/ ELIZABETH BURBAN
                                          ----------------------------------
                                          ELIZABETH BURBAN
                                          Vice President

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                                  EXHIBIT INDEX

Exhibit
Number                                      Description
-------                                     -----------

99.19 Certificate of Merger filed with the Secretary of State of the State of Delaware on October 15, 1999.

99.20    Joint press release of the Company and Acquiror dated October 15, 1999.


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